# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value 0.000005 per share
Address of issuer's principal executive offices: 290 WEST MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002058050

## Reporting persons
- Cogen Jack D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,105,040; shared voting power 136,560; sole dispositive power 22,105,040; shared dispositive power 135,560; aggregate amount beneficially owned 22,241,600 (6.4% of the class)

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 WEST MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, New Jersey, 07039

## Item 2. Person Filing
Name of person filing: Jack Cogen
Address of principal business office or, if none, residence: C/O COREWEAVE, INC., 290 WEST MT. PLEASANT AVENUE, SUITE 4100, LIVINGSTON, NJ 07039
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 22,241,600
Percent of class: 6.4
Sole power to vote or to direct the vote: 22,105,040
Shared power to vote or to direct the vote: 136,560
Sole power to dispose or to direct the disposition: 22,105,040
Shared power to dispose or to direct the disposition: 136,560

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Cogen Jack D: /s/ Jack D. Cogen, Jack D. Cogen (05/14/2025)